MINTZ LEVIN Daniel H. Follansbee | 617 348 4474 | dhfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 8, 2015
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joel Parker and Sharon Blume, Accounting Branch Chiefs
Christine Allen Torney, Senior Staff Accountant

Re:	QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2014
Filed on March 2, 2015
File Number: 000-28564
Ladies and Gentlemen:
On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in further response to the comment contained in the letter dated August 13, 2015 from Sharon Blume, the Commission’s Accounting Branch Chief (the “Staff”) to Roland Sackers, the Company’s Chief Financial Officer. The comment and response set forth below is keyed to the numbering of the comment and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:
Form 20-F for the Fiscal Year Ended December 31, 2014
Notes to Consolidated Financial Statements
16. Income Taxes, page F-34

1.
Comment: Please provide us proposed disclosure to be included in future periodic reports that details what the line item tax impact from tax exempt income represents in your rate reconciliation and what countries it relates to.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission October 8, 2015 Page 2

Response: The Company acknowledges the Staff’s comment seeking expanded detail underlying the line item labeled “Tax impact from tax exempt income.” In addition to income which is fully exempt from any tax, included in this line item were amounts relating to foreign source income or loss in jurisdictions that are either taxed at rates higher or lower than the statutory rates or for which the income is partially exempt due to specific regulations in the respective jurisdiction. The countries to which these amounts relate to are primarily Germany, Singapore, Switzerland and Luxembourg. Further, the amount included certain deductions, such as those related to the United States Internal Revenue Code Section 199 (“IRC Section 199”) for deductions attributable to domestic production activities.
Accordingly, based on an in-depth review following the Staff’s comment, and our conference call with the Staff on October 1, 2015, the Company proposes to include in future periodic reports:

•	on the line labeled “Tax impact from tax exempt income,” only the tax benefit from income which is fully tax-exempt. This amount is due to fully non-taxable income, primarily in The Netherlands;

•
on a separate line relabeled “Taxation of foreign operations, net,” the tax benefit of foreign source income or loss that is subject to tax at a rate higher or lower than the applicable statutory rate or that is partially exempt as a result of intercompany operating and financing activities. The tax benefits from foreign operations were primarily related to operations in Germany, Singapore, Switzerland and Luxembourg; and

•
on a separate line relabeled “Government incentives and other deductions,” the tax benefit of certain government incentives including the IRC Section 199 manufacturing deduction and the amounts of French and United States government incentives related to research and development.

The Company has further considered additional disclosure within Footnote 16 Income Taxes and Item 5 Operating and Financial Review and Prospects related to the nature of the difference between The Netherlands' statutory income tax rate and the effective tax rate of the Company, and proposes to expand its disclosure in future filings as marked below against the Company’s 2014 disclosure.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission October 8, 2015 Page 3

________________________________________________________________________________________________________
16. Income Taxes
Income before provision for income taxes for the years ended December 31, 2014, 2013 and 2012 consisted of:

(in thousands)	2014	2013	2012
Pretax income in The Netherlands	$(5,806)	$24,135	$27,222
Pretax income from foreign operations	124,320	13,203	117,931
	$118,514	$37,338	$145,153

The provisions for income taxes for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands)	2014	2013	2012
Current—The Netherlands	$936	$2,874	$3,271
—Foreign	41,667	33,452	35,112
	42,603	36,326	38,383
Deferred—The Netherlands	317	—	—
—Foreign	(41,608)	(68,086)	(22,767)
	(41,291)	(68,086)	(22,767)
Total provision for income taxes	$1,312	$(31,760)	$15,616

The Netherlands statutory income tax rate was 25% for the years ended December 31, 2014, 2013 and 2012. Income from foreign subsidiaries is generally taxed at the statutory income tax rates applicable in the respective countries of domicile. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and ~~the~~ our effective tax rate for the years ended December 31, 2014, 2013 and 2012 are as follows:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission October 8, 2015 Page 4

	2014		2013		2012
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$29,628	25.0%	$9,334	25.0%	$36,288	25.0%
~~Earnings of subsidiaries taxed at different rates~~ Taxation of foreign operations, net (1)	(29,959)	(25.3)	(31,826)	(85.2)	(20,687)	(14.3)
Tax impact from permanent items	9,339	7.9	6,219	16.7	4,854	3.4
Tax impact from tax exempt income (2)	(2,589)	(2.1)	(8,557)	(23.0)	(8,297)	(5.7)
Tax contingencies, net	4,409	3.7	1,986	5.3	2,729	1.9
Taxes due to changes in tax rates	330	0.3	(1,640)	(4.4)	(1,086)	(0.8)
Taxes due to changes in tax laws	—	—	—	—	2,697	1.9
~~Research and development~~ Government incentives and other deductions (3)	(8,617)	(7.3)	(5,931)	(15.9)	(3,986)	(2.7)
Restructuring	—	—	(872)	(2.3)	—	—
Prior year taxes	(1,950)	(1.7)	(888)	(2.4)	2,805	1.9
Other items, net	721	0.6	415	1.1	299	0.2
Total provision for income taxes	$1,312	1.1%	$(31,760)	(85.1)%	$15,616	10.8%

(1) Our effective tax rate reflects the benefit of our global operations where certain income or loss is taxed at rates higher or lower than The Netherlands’ statutory rate of 25% as well as the benefit of some income being partially exempt from income taxes due to various intercompany operating and financing activities. The most significant tax benefits from these foreign operations and financing activities are attributable to subsidiaries in Germany, Singapore, Switzerland and Luxembourg. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. Additionally, in 2014 and 2013, in certain foreign jurisdictions (primarily Germany and the United States), we recorded acquisition related and impairment charges which reduced pretax income in these higher tax jurisdictions.
(2) The tax impact from tax exempt income primarily reflects The Netherlands’ benefit of the 2006 and 2004 Notes discussed in Note 15 “Lines of Credit and Debt.” These notes were redeemed in 2014 and 2015, respectively, and accordingly the related income tax benefit of $2.6 million in 2014 and $4.6 million in 2013, will not impact our effective tax rate beyond 2015.
(3) Government incentives include favorable tax regulations primarily in France and the United States relating to research and development expense as well as the United States Internal Revenue Code Section 199 domestic production activities deduction.

[Remainder of the footnote unchanged]

________________________________________________________________________________________________________

Item 5. Operating and Financial Review and Prospects

Provision for Income Taxes

~~In 2014 and 2013, our effective tax rates were 1% and (85)%, respectively.~~ Our effective tax rates differ from The Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being ~~are~~ exposed to effective tax rates ranging from zero ~~up~~ to more than 40%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission October 8, 2015 Page 5

In 2014 and 2013, our effective tax rates were 1% and (85)%, respectively. Income tax expense increased in 2014 compared to 2013, mainly reflecting improved operating results. In 2014 and 2013, The Netherlands’ tax expense was favorably impacted by fully tax exempt income related to financing activities which concluded in 2014 and 2015 and accordingly, the related income tax benefit will not impact our effective tax rate beyond 2015. Additionally, in 2014 and 2013, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, we have pretax income in Germany which is statutorily exempt from trade tax on intercompany foreign royalty income. Further, we have intercompany financing arrangements through Luxembourg in which the intercompany income is partially exempt. We expect these arrangements to impact our effective income tax rate in 2015. In addition to these impacts in 2014 and 2013, in certain foreign jurisdictions, primarily Germany and the United States, we recorded acquisition related ~~charges~~ and impairment charges which reduced pretax income in ~~are attributable to~~ higher tax~~ed~~ jurisdictions. See Note 16 to the consolidated financial statements for a full reconciliation of the effective tax rate to The Netherlands statutory rate.

In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application could adversely affect our results of operations or financial flexibility” in Item 3 Risk Factors.

[Remainder of the Item unchanged]
_______________________________________________
As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.
In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission October 8, 2015 Page 6

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc: QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON